UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

760759100

 (CUSIP Number)

David Foley

c/o The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to: Wilson S. Neely, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

December 5, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 21 Pages

CUSIP No.  760759100

1		NAME OF REPORTING PERSON Blackstone Capital Partners II Merchant Banking Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,975,195 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,975,195 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,975,195 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760759100

1		NAME OF REPORTING PERSON Blackstone Offshore Capital Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 883,074 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,074 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,074 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Blackstone Family Investment Partnership II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 296,072 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 296,072 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,072 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Blackstone Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,154,341 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,154,341 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,154,341 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 760759100

1		NAME OF REPORTING PERSON Blackstone Capital Partners III Merchant Banking Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 13,800,706 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,800,706 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,800,706 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760759100

1		NAME OF REPORTING PERSON Blackstone Offshore Capital Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,558,819 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,558,819 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,819 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Blackstone Family Investment Partnership III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,044,225 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,044,225 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,225 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Blackstone Management Associates III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 17,403,750 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 17,403,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,403,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.60%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Blackstone Management Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 17,683 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 17,683 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,683 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .005%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Blackstone Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 17,683 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 17,683 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,683 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .005%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Blackstone Group Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 17,683 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 17,683 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,683 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .005%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Peter G. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 21,575,774 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 21,575,774 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,575,774 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.70%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 760759100

1	NAME OF REPORTING PERSON Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 21,575,774 shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 21,575,774 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,575,774 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.70%
14	TYPE OF REPORTING PERSON IN

Responses to each item of this Statement on Schedule 13D (this “Schedule 13D”) are incorporated by reference into the response to each other item, as applicable.

Item 1.  Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Republic Services, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 110 S.E. 6th Street, Suite 2800, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership (“BCP II”), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership (“BOCP II”), Blackstone Family Investment Partnership II L.P., a Delaware limited partnership (“BFIP II”), Blackstone Management Associates II L.L.C., a Delaware limited liability company (“BMA II”), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership (“BCP III”), Blackstone Offshore Capital Partners III L.P., a Cayman Islands exempted limited partnership (“BOCP III”), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership (“BFIP III”), Blackstone Management Associates III L.L.C., a Delaware limited liability company (“BMA III”), Blackstone Management Partners III, L.L.C., a Delaware limited liability company (“BMP III”), Blackstone Group, L.P., a Delaware limited partnership (“BX”), Blackstone Group Management, LLC, a Delaware limited liability company (“BGM”), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman. BMA II is the sole general partner of BCP II and BFIP II and the sole investment general partner of BOCP II. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BOCP II. Pursuant to the partnership agreement of BOCP II, BMA II has the sole power to vote securities held by BOCP II and the sole power to dispose of securities held by BOCP II. . BMA III is the sole general partner of BCP III and BFIP III and the sole investment general partner of BOCP III. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BOCP III. Pursuant to the partnership agreement of BOCP III, BMA III has the sole power to vote securities held by BOCP III and the sole power to dispose of securities held by BOCP II. BCP II, BOCP II, BFIP II, BMA II, BOCP III. BCP III, BOCP III, BFIP III, BMA III, BMP III, BX and BGM will hereinafter be referred to collectively as the “Blackstone Entities.” BMP III is the investment advisor to certain of the Blackstone Entities.  The agreement among the Blackstone Entities and Messrs. Peterson and Schwarzman (collectively, the “Reporting Persons”) relating to the joint filing of this statement is attached as Exhibit 1 hereto.

The principal business of BCP II, BOCP II and BFIP II consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA II consists of performing the functions of, and serving as, the general partner of BCP II and the investment general partner of BOCP II. The principal business and office address of BCP II, BFIP II and BMA II is 345 Park Avenue, New York, New York 10154. The principal business and office address of BOCP II is Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the “Founding Members”) of BMA II. The other members of BMA II are David Blitzer, Chinh E. Chu, Robert L. Friedman, Lawrence H. Guffey, J. Tomilson Hill, Michael A. Puglisi, Neil P. Simpkins and  Kenneth C. Whitney (collectively and together with the Founding Members, the “Members”). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Entities and their affiliates. The Founding Members also serve as managing members of BMA II. The business address of each of the Members is 345 Park Avenue, New York, New York 10154.

The principal business of BCP III, BOCP III and BFIP III consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA III consists of performing the functions of, and serving as, the general partner of BCP III and the investment general partner of BOCP II. The principal business and office address of BCP III, BFIP III and BMA III is 345 Park Avenue, New York, New York 10154. The principal business and office address of BOCP III is Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the “Founding Members”) of BMA III. The other members of BMA III are Joseph Baratta II, Paul Carl Schorr  IV, David Blitzer, Michael S. Chae, Chinh E. Chu, David I. Foley, Robert L. Friedman, Lawrence H. Guffey, Akhil Gupta, J. Tomilson Hill, Hamilton E. James, Prakash A. Melwani, Garrett Moran, Michael A. Puglisi, James Quella, Neil P. Simpkins and Kenneth C. Whitney (collectively and together with the Founding Members, the “Members”). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Entities and their affiliates. The Founding Members also serve as managing members of BMA III. The business address of each of the Members is 345 Park Avenue, New York, New York 10154.

During the last five years, none of BCP II, BOCP II, BFIP II, BMA II, BCP III, BOCP III and BFIP III nor any of the Members has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed in connection with the acquisition by the Reporting Persons of an aggregate of 21,575,774 shares of Common Stock in exchange for 47,946,163 shares of Allied Waste Industries, Inc. in connection with its merger with and into a wholly-owned subsidiary of the Issuer.

Item 4. Purpose of Transaction

On December 5, 2008, pursuant to the Merger Agreement, certain of the Reporting Persons acquired shares of Common Stock of the Issuer as described above (the “Investment”) for investment purposes.  The Reporting Persons intend to review their Investment in the Issuer on an ongoing basis.  Depending on their review and evaluation of the business and prospects of the Issuer, and subject to applicable securities laws and the price level of the Issuer Common Stock, or such other factors as they may deem relevant, the Reporting Persons may acquire additional shares of Issuer Common Stock or other securities of the Issuer, may sell all or any part of their Issuer Common Stock pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, may distribute Issuer Common Stock to various of their partners or members or may engage in any combination of the foregoing.  Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Issuer Common Stock.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Issuer Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of the Members, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

 Item 5.  Interest in Securities of the Issuer

(a)

As of the date hereof, (i) BCP II holds 2,975,195 shares of Common Stock, or approximately 0.79% of the outstanding Common Stock; (ii) BOCP II holds 883,074 shares of Common Stock, or approximately 0.23% of the outstanding Common Stock; (iii) BFIP II holds 296,072 shares of Common Stock, or approximately 0.08% of the outstanding Common Stock; (iv) BCP III holds 13,800,706 shares of Common Stock, or approximately 3.65% of the outstanding Common Stock; (v) BOCP III holds 2,558,819 shares of Common Stock, or approximately 0.68% of the outstanding Common Stock; (vi) BFIP III holds 1,044,225 shares of Common Stock, or approximately 0.28% of the outstanding Common Stock; and (vii) BMP III holds 17,683 shares of Common Stock, or approximately 0.005% of the outstanding Common Stock.  The beneficial ownership percentages set forth herein are based on the assumption that the Issuer has 378,362,343 shares of Common Stock outstanding.

(b)

See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)

 Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Members, has engaged in any transaction in any shares of Common Stock since the date of the last filing on Schedule 13D by the Reporting Persons.

(d)

The Blackstone Entities have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock being acquired by them.  To the best knowledge of the Reporting Persons, no person, other than the Reporting Persons and the Members, has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of, the shares of Common Stock being acquired by the Blackstone Entities.

(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the Third Amended and Restated Shareholders’ Agreement between Blackstone and Allied Waste Industries, Inc. Blackstone had certain rights to require that Allied register under the Securities Act of 1933 the offer and sale of the Allied shares held by Blackstone.  In connection with the merger, Blackstone and the Issuer have entered into an agreement providing Blackstone with registration rights for the Issuer common stock it has received pursuant to the merger.

The responses to Item 3, 4 and 5 of this Schedule 13D and the documents included as Exhibits 1 through 3 are included herein by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit	Title
1.	Joint Filing Agreement, dated December 15, 2008, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.
2.

Agreement and Plan of Merger dated as of June 22, 2008 by and among Republic Services, Inc., RS Merger Wedge, Inc. and Allied Waste Industries, Inc (incorporated by reference from the Issuer’s Current Report on Form 8-K filed on June 23, 2008)

3.	Letter Agreement among the Blackstone Entities and the Issuer relating to Blackstone’s registration rights, dated December 2, 2008

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  December 15, 2008

BLACKSTONE CAPITAL PARTNERS II

MERCHANT BANKING FUND L.P.

By:

BLACKSTONE MANAGEMENT

ASSOCIATES II L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE OFFSHORE CAPITAL PARTNERS II

L.P.

By:

BLACKSTONE MANAGEMENT

ASSOCIATES II L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE FAMILY INVESTMENT

PARTNERSHIP II L.P.

By:

BLACKSTONE MANAGEMENT

ASSOCIATES II L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE MANAGEMENT

ASSOCIATES II L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE CAPITAL PARTNERS III

MERCHANT BANKING FUND L.P.

By:

BLACKSTONE MANAGEMENT

ASSOCIATES III L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE OFFSHORE CAPITAL PARTNERS

III L.P.

By:

BLACKSTONE MANAGEMENT

ASSOCIATES III L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE FAMILY INVESTMENT

PARTNERSHIP III L.P.

By:

BLACKSTONE MANAGEMENT

ASSOCIATES III L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE MANAGEMENT

ASSOCIATES III L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE GROUP, L.P.

By:

BLACKSTONE GROUP MANAGEMENT

L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE  GROUP MANAGEMENT L.L.C.

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

BLACKSTONE MANAGEMENT PARTNERS III LLC

By:                   /s/ David Foley

Name: David Foley

Title: Senior Managing Director

/s/ Peter G. Peterson

Peter G. Peterson

/s/ Stephen A. Schwarzman

Stephen A. Schwarzman